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                                                                       Exhibit 1

FOR FURTHER INFORMATION CONTACT

ISRAEL:                                          UNITED STATES:
Liat Angel                                       Jeff Corbin/Lee Roth
Investor Relations & Public Relations            KCSA Worldwide
coordinator                                      800 Second Ave.
Lipman Electronic Engineering Ltd.               New York, NY 10017
11 Haamal Street, Park Afek                      (212) 896-1214/(212) 896-1209
Rosh Haayin 48092, Israel                        jcorbin@kcsa.com/lroth@kcsa.com
972-3-902-9730
972-3-902-9731
liata@lipman.co.il

                LIPMAN ELECTRONIC ENGINEERING LTD. REPORTS SECOND
                         QUARTER 2006 FINANCIAL RESULTS

ROSH HAAYIN, ISRAEL, AUGUST 8, 2006 - Lipman Electronic Engineering Ltd.
(Nasdaq, TASE: LPMA), a leading provider of electronic transaction systems and solutions, today announced financial results for the second quarter ended June
30, 2006.

For the second quarter of 2006, revenues were $62.8 million, an increase of 7.7%
over revenues of $58.3 million for the second quarter of 2005.

Net income for the quarter was $7.5 million, or $0.28 per diluted share, compared to net income of $7.4 million, or $0.27 per diluted share, in the second quarter of 2005.

Non-GAAP net income for the three months ended June 30, 2006, which excludes
$1,771,000 of non-cash stock-based compensation expenses, was $9.2 million, or
$0.34 per diluted share, compared to $8.7 million, or $0.31 per diluted share, for the comparable period of 2005. Non-cash stock-based compensation expenses for the three months ended June 30, 2005 totaled $1.2 million.

Gross profit for the quarter was $27.0 million, or 43.0% of revenues, compared to $25.2 million, or 43.3% of revenues, for the second quarter of 2005.

During the second quarter of 2006, the Company incurred $195,000 of other expenses (equal to approximately $0.01 per share) related to integration and planning costs in connection with the proposed acquisition of the Company by
Verifone,

As of June 30, 2006, the Company had cash and cash equivalents of $115.5 million compared to $124.4 million as of December 31, 2005.

For the six months ended June 30, 2006, revenues increased 7.0% to $120.4 million, from $112.5 million in the same period last year.

Effective January 1, 2006, the Company was required to take into account an estimate of outstanding options that would be forfeited prior to vesting in determining the amount of stock-based compensation. Accounting rules required the Company to recognize the cumulative effect of the change in these accounting principles to reverse

LIPMAN ELECTRONIC ENGINEERING LTD.
--------------------------------------------------------------------------------
11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel Tel: +972-3-9029730
Fax: +972-3-9029731 e-mail :mail@lipman.co.il www.lipman.biz

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compensation cost recognized in the financial statements in periods prior to
January 1, 2006 for those options that were not expected to vest. As a result,
$1.3 million was added to net income in the first quarter of 2006 to reflect the cumulative effect of this accounting change, net of taxes. Net income for the first six months of 2006 before cumulative effect of an accounting change was
$14.1 million, or $0.52 per diluted share, compared to net income of $12.6 million, or $0.46 per diluted share, in the same period in 2005. Net income for the first six months of 2006 after cumulative effect of an accounting change was
$15.5 million, or $0.57 per diluted share.

There were 27,286,973 diluted shares outstanding in the six months ended June
30, 2006 compared to 27,498,156 diluted shares outstanding in the first six months of 2005.

For the six months ended June 30, 2006, gross profit was $51.5 million, or 42.8%
of revenues, compared to $48.1 million, or 42.8% of revenues, for the same period in 2005.

Commenting on the results, Isaac Angel, President and CEO of Lipman, said, "Our results for the second quarter were in line with our expectations, driven primarily by growth in markets such as Spain and China. Strategically, the proposed acquisition of Lipman by Verifone is proceeding according to plan and we remain on track toward the estimated closing during Verifone's fiscal fourth quarter, which ends on October 31st."

ABOUT LIPMAN

Lipman is a leading worldwide provider of electronic payment systems. Lipman develops, manufactures and markets a variety of handheld, wireless and landline
POS terminals, electronic cash registers, retail ATM units, PIN pads and smart card readers, as well as integrated PIN and smart card ("Chip & PIN") solutions.
In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers, as well as managed professional services such as on-site and call-center support with remote terminal management.

Lipman's corporate headquarters and R&D facilities are located in Israel. Lipman also maintains offices in the US, United Kingdom, Turkey, China, Spain, Finland,
Russia, Italy, Canada, Germany, Brazil, Argentina, Mexico, Australia and India.
For more information visit www.lipman.biz

Statements concerning Lipman's business outlook or future economic performance;
product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: our dependence on distributors and customers; the competitive market for our products; market acceptance of new products and continuing products; timely product and technology development/upgrades and the ability to manage changing market conditions; manufacturing in Israel; compliance with industry and government standards and regulations; dependence on key personnel; possible business disruption from acquisitions; and other factors detailed in Lipman's filings with the U.S. Securities and Exchange Commission. Lipman assumes no obligation to update the information in this release.

LIPMAN ELECTRONIC ENGINEERING LTD.
--------------------------------------------------------------------------------
11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel Tel: +972-3-9029730 Fax:
+972-3-9029731 e-mail :mail@lipman.co.il www.lipman.biz

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LIPMAN ELECTRONIC ENGINEERING LTD.
CONSOLIDATED BALANCE SHEETS
U.S. DOLLARS IN THOUSANDS
                                                      DECEMBER 31,     JUNE 30,
                                                          2005           2006
                                                      ------------   -----------
                                                        (Audited)    (Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                124,413       115,520
Trade receivables, net                                    46,921        49,325
Other receivables and prepaid expenses                    13,667        17,704
Inventories                                               53,906        63,831
                                                         -------       -------
Total current assets                                     238,907       246,380
Property, plant and equipment, net                        14,969        17,379
Severance pay fund                                         3,120         3,630
Long term recievable and other                             2,192         1,634
Intangible assets, net                                    26,247        25,534
Goodwill                                                  39,607        42,275
TOTAL ASSETS                                             325,042       336,832

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables                                            20,864        19,783
Other payables and accrued expenses                       28,221        27,399
                                                         -------       -------
Total current liabilities                                 49,085        47,182
Other long term liabilities                               11,514        10,582
Accrued severance pay                                      4,394         4,961
Total shareholders' equity                               260,049       274,107
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               325,042       336,832

LIPMAN ELECTRONIC ENGINEERING LTD.
--------------------------------------------------------------------------------
11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel Tel: +972-3-9029730
Fax: +972-3-9029731 e-mail :mail@lipman.co.il www.lipman.biz

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LIPMAN ELECTRONIC ENGINEERING LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                            THREE MONTHS                 SIX MONTHS
                                           ENDED JUNE 30,              ENDED JUNE 30,
                                     -------------------------   -------------------------
                                         2005          2006          2005          2006
                                     -----------   -----------   -----------   -----------
                                     (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)

Revenues                                  58,295        62,767       112,503       120,399
Cost of revenues                          33,053        35,763        64,365        68,895
                                      ----------    ----------    ----------    ----------
Gross profit                              25,242        27,004        48,138        51,504
Operating expenses:
Research and development                   4,122         3,521         7,547         6,904
Selling and marketing                      7,376         9,475        14,644        18,138
General and administrative                 2,110         2,083         4,375         4,329
Special legal expenses                       478            --           899            --
Stock-based compensation                   1,281         1,771         2,618         2,572
Amortization of intangible assets            746         1,054         1,619         1,924
                                      ----------    ----------    ----------    ----------
Total operating expenses                  16,113        17,904        31,702        33,867
Operating income                           9,129         9,100        16,436        17,637
Financial income, net                        787           873         1,037         1,675
Other income (expenses), net                 -18          -195           -49          -176
                                      ----------    ----------    ----------    ----------
Income before taxes on income              9,898         9,778        17,424        19,136
Taxes on income                            2,529         2,256         4,781         4,988
                                      ----------    ----------    ----------    ----------
Net income                                 7,369         7,522        12,643        14,148
                                      ----------    ----------    ----------    ----------
Cumulative effect of an
   accounting change, net of taxes            --            --            --         1,338
Net income after cumulative
   effect of an accounting change          7,369         7,522        12,643        15,486
                                      ==========    ==========    ==========    ==========
Diluted earnings per share(*)               0.27          0.28          0.46          0.57
Number of shares for diluted
   earnings per share(*)              27,536,901    27,249,335    27,489,156    27,286,973

LIPMAN ELECTRONIC ENGINEERING LTD.
--------------------------------------------------------------------------------
11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel Tel: +972-3-9029730
Fax: +972-3-9029731 e-mail :mail@lipman.co.il www.lipman.biz

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LIPMAN ELECTRONIC ENGINEERING LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. DOLLARS IN THOUSANDS

                                                          THREE MONTHS ENDED           SIX MONTHS ENDED
                                                               JUNE 30,                    JUNE 30,
                                                      -------------------------   -------------------------
                                                          2005          2006          2005          2006
                                                      -----------   -----------   -----------   -----------
                                                      (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)

CASH FLOW FROM OPERATING ACTIVITIES:
Net income for the period                                 7,369        7,522        12,643        15,486
Adjustments require to reconcile net income
   to net cash provided by operating activities:
Depreciation and amortization                             1,294        1,865         2,637         3,504
Stock-based compensation related to options issued
   to employees and others                                1,281        1,771         2,618         2,572
Increase in trade receivables and other receivables      (1,667)      (5,557)       (6,797)       (2,712)
Increase in inventories                                   (1359)      (5,545)       (1,604)       (9,292)
Increase in trade payables & other liabilities           (3,908)      (2,834)       (5,102)       (5,783)
Gain on available-for-sale marketable securities           (522)          --          (522)           --
Deferred income taxes, net                                 (474)        (627)         (130)       (1,417)
Cumulative effect of an accounting change, net of
   taxes                                                     --           --            --        (1,338)
Other                                                        73           52            (1)           96
                                                        -------       ------        ------        ------
Net cash provided by (used in) operating activities       2,087       (3,353)        3,742         1,116
CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment                (1,379)      (1,851)       (2,507)       (3,813)
Proceed from sales of available-for-sale marketable
   securities                                               431           --           431           428
Other                                                       (28)          26             6           109
                                                        -------       ------        ------        ------
Net cash used in investing activities                      (976)      (1,825)       (2,070)       (3,276)
CASH FLOW FROM FINANCING ACTIVITIES:
Exercise of options granted to employees and other        1,539          771         1,749         2,137
Purchase of treasury stock at cost                           --           --            --        (8,680)
Tax benefit related to exercise of options               *1,119          104        *1,415           184
Loan received from minority shareholders in a
   subsidiary                                                --           --           150            --
                                                        -------       ------        ------        ------
Net cash provided by (used in) financing activities       2,658           875         3,314       (6,359)

LIPMAN ELECTRONIC ENGINEERING LTD.
--------------------------------------------------------------------------------
11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel Tel: +972-3-9029730
Fax: +972-3-9029731 e-mail :mail@lipman.co.il www.lipman.biz

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Effect of exchange rate differences on cash and
   cash equivalents                                        (566)         (216)         (892)        (374)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS          3,203        (4,519)        4,094       (8,893)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE
   PERIOD                                               118,287       120,039       117,396       124,413
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD      121,490       115,520       121,490       115,520
                                                        -------       -------       -------       -------

*Reclassified

LIPMAN ELECTRONIC ENGINEERING LTD.
--------------------------------------------------------------------------------
11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel Tel: +972-3-9029730
Fax: +972-3-9029731 e-mail :mail@lipman.co.il www.lipman.biz